Exhibit 99.2

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2023

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	4 - 5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 25

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2023	December 31, 2022
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,419	$2,449
Trade receivables		6,227	8,684
Advances to suppliers		2,161	1,631
Other accounts receivable		3,657	3,323
Inventories	4	16,156	16,585

		29,620	32,672
NON-CURRENT ASSETS:

Property, plant and equipment, net		5,435	5,221
Investments in affiliates		2,347	2,410
Right-of-use assets, net		1,701	1,929
Deferred tax assets, net		824	763
Intangible assets, net		7,349	7,910
Goodwill		9,515	9,771

		27,171	28,004

Total assets		$56,791	$60,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2023	December 31, 2022
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$9,240	$15,312
Bank loans and credit facilities		7,957	9,246
Other accounts payable and accrued expenses		6,203	6,013
Accrued purchase consideration liabilities		1,951	2,434
Current maturities of operating lease liabilities		676	814

		26,027	33,819

NON-CURRENT LIABILITIES:
Warrants measured at fair value	5	3,398	8
Operating lease liabilities		990	1,075
Long-term loans		393	399
Employee benefit liabilities, net		182	246
Deferred tax liability, net		1,250	1,332

		6,213	3,060

Total liabilities		32,240	36,879

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	6

Share capital and premium		246,866	245,776
Translation reserve		888	1,283
Reserve from share-based payment transactions		15,159	15,167
Accumulated deficit		(239,229)	(239,574)

Total equity attributable to equity holders of the Company		23,684	22,652

Non-controlling interests		867	1,145

Total equity		24,551	23,797

Total liabilities and equity		$56,791	$60,676

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2023	2022 (*)

Revenues		$13,173	$13,001
Cost of revenues		9,286	9,915
Gross profit before fair value adjustments		3,887	3,086

Fair value adjustments:
Unrealized change in fair value of biological assets		-	(315)
Realized fair value adjustments on inventory sold in the period		(339)	(366)
Total fair value adjustments		(339)	(681)

Gross profit		3,548	2,405

General and administrative expenses		3,175	3,947
Selling and marketing expenses		2,805	2,461
Restructuring expenses		283	3,747
Share-based compensation		258	1,110
Total operating expenses		6,521	11,265

Operating loss		2,973	8,860

Finance income	5	3,796	2,886
Finance expense		(795)	(1,333)
Finance income, net		3,001	1,553

Gain (loss) before income taxes		28	(7,307)

Income tax benefit		(15)	(225)

Net (loss) gain from continuing operations		43	(7,082)

Net loss from discontinued operations		-	3,659

Net (loss) gain		43	(10,741)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		36	-

Exchange differences on translation to presentation currency		(562)	(1,792)

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		(526)	(1,792)

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		155	858

Total other comprehensive income that will be reclassified to profit or loss in subsequent periods		155	858

Total other comprehensive loss		371	934

Total comprehensive loss		$328	$11,675

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2023	2022 (*)

Net income (loss) attributable to:
Equity holders of the Company		309	(9,452)
Non-controlling interests		(266)	(1,289)

		$43	$(10,741)
Total comprehensive income (loss) attributable to:
Equity holders of the Company		(50)	(10,290)
Non-controlling interests		(278)	(1,385)

		$(328)	$(11,675)
Net income (loss) per share attributable to equity holders of the Company:	7

Basic and diluted (loss) gain per share (in CAD)		$0.03	$(0.14)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:
Basic and diluted (loss) gain per share (in CAD)		$0.03	$(0.08)

Loss per share attributable to equity holders of the Company from discontinued operations:
Basic and diluted loss per share (in CAD)		$-	$(0.06)

(*) Reclassified in respect of discontinued operations – see Note 9.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2023	$245,776	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

Net loss	-	-	-	309	309	(266)	43
Total other comprehensive loss	-	-	(395)	36	(359)	(12)	(371)

Total comprehensive loss	-	-	(395)	345	(50)	(278)	(328)

Issuance of common shares	824	-	-	-	824	-	824
Share-based compensation	-	258	-	-	258	-	258
Forfeited options	266	(266)	-	-	-	-	-

Balance as of March 31, 2023	$246,866	$15,159	$888	$(239,229)	$23,684	$867	$24,551

	Share Capital and premium	Treasury Stock	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(9,452)	(9,452)	(1,289)	(10,741)
Total other comprehensive loss	-	-	-	(838)	-	(838)	(96)	(934)

Total comprehensive loss	-	-	-	(838)	(9,452)	(10,290)	(1,385)	(11,675)

Issuance of common shares	3,147	-	-	-	-	3,147	-	3,147
Exercise of options	1,060	-	(727)	-	-	333	-	333
Share-based compensation	-	-	1,610	-	-	1,610	-	1,610
Forfeited options	19	-	(19)	-	-	-	-	-

Balance as of March 31, 2022	$241,903	$(660)	$13,212	$1,776	$(60,195)	$196,036	$2,324	$198,360

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2023	2022
Cash provided by operating activities:

Net income (loss) for the period	$43	$(10,741)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	-	(1,079)
Fair value adjustment on sale of inventory	339	863
Fair value adjustment on Warrants, investments and accounts receivable	(3,636)	(2,688)
Depreciation of property, plant and equipment	174	1,038
Amortization of intangible assets	456	636
Depreciation of right-of-use assets	179	163
Finance expenses, net	635	2,132
Deferred tax liability, net	(150)	(542)
Share-based payment	258	1,610
Share-based acquisition costs related to business combination with acquisition of subsidiary	-	-
Revaluation of other receivable	-	67
Restructuring expense	283	3,069
	(1,462)	5,269
Changes in working capital:
Decrease (increase) in trade receivables	1,937	(6,009)
Decrease (increase) in other accounts receivable and advances to suppliers	(940)	1,892
Decrease (increase) in biological assets, net of fair value adjustments	-	641
Decrease (increase) in inventories, net of fair value adjustments	90	(1,847)
Decrease (increase) in trade payables	(6,021)	2,377
Changes in employee benefit liabilities, net	(22)	(83)
Increase in other accounts payable and accrued expenses	(14)	(437)

	(4,970)	(3,466)

Taxes (paid) received	328	(505)

Net cash used in operating activities	(6,061)	(9,443)

Cash flows from investing activities:

Purchase of property, plant and equipment	(411)	(682)
Payment of purchase consideration	(56)	-
Proceeds from loan receivable	-	350

Net cash used in investing activities	$(467)	$(332)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2023	2022
Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	825	-
Proceeds from issuance of warrants	7,027	-
Proceeds from exercise of options	-	333
Repayment of lease liability	(175)	(371)
Interest paid - lease liability	(18)	(435)
Receipt (repayment) receipt of bank loan and credit facilities	(1,046)	6,047
Cash paid for interest	(56)	(211)

Net cash provided by financing activities	6,557	5,363

Effect of foreign exchange on cash and cash equivalents	(1,059)	824

Decrease in cash and cash equivalents	(1,030)	(3,588)
Cash and cash equivalents at beginning of the period	2,449	13,903

Cash and cash equivalents at end of the period	$1,419	$10,315

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$49	$169
Issuance of shares in payment of purchase consideration liability	$-	$3,147
Issuance of shares in payment of debt settlement to a non-independent director of the company	$222	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC") is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibbutz Glil-Yam, Israel.

The Company and its subsidiaries (collectively: the "Group"), operate in geographical reporting segments (Note 8). The Group’s revenues are generated from sales of medical cannabis products to customers in Israel and in Germany.

In Israel, IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") until July 2022. In July 2022 Focus closed its cultivation facility and received an IMCA license which allows it to import cannabis products and proceed with its supply activity. All of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

During 2021, IMCC also entered into the field of retail medical cannabis and other pharma products in Israel through the acquisition of several pharmacies and trade houses specializes in medical cannabis, including the pharmacies of Revoly Trading and Marketing Ltd. ("Vironna"), R.A. Yarok Pharm Ltd. and Oranim Plus Pharm Ltd. ("Oranim"), and the trade houses of Panaxia and Rosen High Way Ltd.

In Europe, IMCC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary acquired by IMC Holdings Ltd. ("IMC Holdings") on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC actively operated until recently through Trichome Financial Corp. and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM“) (collectively: "Trichome" or the "Canadian entities"). The Canadian entities are federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada.  IMCC has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022, pursuant to IFRS.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

These financial statements have been prepared in a condensed format as of March 31, 2023, and for the three months then ended (the "interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2022, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

Panaxia Transaction Update:

On February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $262 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.

Discontinued operations and Canadian entities CCAA:

On November 7, 2022, in connection with the Company’s efforts to achieve operational efficiencies, the Company announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring. With this move, the Company aims for a leaner organization with a primary focus on achieving profitability in 2023.

The Canadian operations are held through the Canadian entities and being orderly wound-down under CCAA pursuant to an initial order of the Court issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022, the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against the Canadian entities and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the CCAA Proceedings.

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Canadian entities to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Canadian entities; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Canadian entities and L5 Capital Inc. (“L5”), a company wholly-owned and controlled by the executive chairman and a director of the Company, dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the, the Canadian entities' business and assets.

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Canadian entities that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Canadian entities terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Canadian entities’ business and assets, including the brands and other intellectual property owned by the Canadian entities.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

On March 9, 2023, the Court issued an order extending the Stay until April 21, 2023 in order to allow the Canadian entities to complete the orderly wound-down of its operations – see Note 10.

Uniclaro GmbH vs. adjupharm

On December 22, 2022, Uniclaro GmbH filed a statement of claim against Adjupharm with the district court in Hamburg. According to the statement of claim, Uniclaro GmbH is (“Uniclaro”) claiming the purchase price for 300,000 Covid-19 rapid tests in the total amount of EUR 1,046,010 (approximately $1,540), including VAT, in exchange for 300,000 Covid-19 rapid tests which Uniclaro has in its storage.

Uniclaro alleges in this lawsuit that Adjupharm placed an order for 4.3 million Covid-19 rapid tests of the brand "Clongene". Furthermore, Uniclaro claims that the order was placed verbally on 23.03.2021 and that Adjupharm has already paid for a portion of these tests and received them, but not yet the entire 4.3 million tests. They reserve the right to extend the lawsuit for the remaining amount (which they did not specify).

According to Uniclaro's statement of claim the lawsuit does not concern the same purchase price and the same Covid-19 rapid tests as in the Stroakmont & Atton Claim described in Note 16 to the annual consolidated financial statements. On 23 February 2023, the Company provided its statement of defense to the court. The statement of defense contains similar arguments to reject the allegations in this respect as in the court proceedings in Stuttgart about the counterclaims. As a next step, Uniclaro is allowed to respond to the Company's statement of defense.
At this stage, the Company management cannot assess the chances of the claim advancing or the potential outcome of this these proceedings.

Liquidity and capital resources

In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15 million (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base is available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% . As of March 31, 2023, Focus did not meet certain covenants under the Mizrahi Facility. The Company's CEO and director, provided to the bank a personal guarantee in the amount of the outstanding borrowed amount, allowing the Mizrahi Facility to remain effective. As of March 31, 2023 Focus has drawn down $3,764.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

On August 19, 2022, the Company announced a private placement for aggregate gross proceeds of up to $6,500 (US$5 million) (the “Private Placement”). As of December 31, 2022, the Company issued 599,999 Common Shares for a total amount of $3,756 (US$3 million) including investments by the Company’s management and executives. Issuance costs of this transaction amounted to $178.

On October 11, 2022, the Company obtained a short-term loan in the amount of NIS 10.5 million (approximately $4,050), bearing interest of 15%.

In January and February of 2023, the Company issued an aggregate of issued 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 per Unit for aggregate gross proceeds of US$3,535 (approximately $4,792) in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165 (approximately $224). The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 per Unit for aggregate gross proceeds of US$2,896 (approximately $3,926) (the “Concurrent Offering”). The Concurrent Offering was led and participated by insiders of the Company of 1,159,999 Units out of the total Concurrent offering Units. The Units offered under the Concurrent Offering were offered.

for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada pursuant to available prospectus exemptions other than for the LIFE Offering exemption.
All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

As of March 31, 2023, the Company's cash position (cash and cash equivalents) totaled $1,419 and the Company's working capital (current assets less current liabilities) amounted to $3,593. In the three months ended March 31, 2023, the Company had an operating loss of $2,973 and negative cash flows from operating activities of $6,061.

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022 and in

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

2023. The Company’s board of directors approved a cost saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cost reduction due to efficiencies and synergies, which include mainly the following steps: discontinued operations of loss-making activities (see Note 9 for Trichome Disposal Group), reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures – see also Restructuring below.

Despite the cost savings plan and restructuring as described above, the projected cash flows for 2023 indicates that it is uncertain that the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

Restructuring:

On April 6, 2022, Focus closed the "Sde Avraham", cultivation facility in Israel, resulting in restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383 for the year ended December 31, 2022.

On March 8, 2023, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company expects to reduce its workforce in Israel by 20%-25% across all functions (including executives). All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law. Therefore, the Company recorded restructuring expenses for the three months ended March 31, 2023 related mainly to salaries to employees in the amount of $283.

b.	Approval of Interim Condensed Consolidated Financial Statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the board of directors on May 14, 2023.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-      GENERAL (Cont.)

c.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements.  The following new accounting standards applied or adopted during the three months ended March 31, 2023, and had no impact on the Interim Financial Statements:

1)	Amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors":

In February 2021, the IASB issued an amendment to IAS 8, "Accounting Policies, Changes to Accounting Estimates and Errors" (the "Amendment"), in which it introduces a new definition of "accounting estimates".

Accounting estimates are defined as "monetary amounts in financial statements that are subject to measurement uncertainty". The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period.

2)	Amendment to IAS 12, "Income Taxes":

In May 2021, the IASB issued an amendment to IAS 12, "Income Taxes" ("IAS 12"), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (the "Amendment").

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the "initial recognition exception". The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The initial application of the Amendment did not have a material impact on the interim  financial statements.

3)	Amendment to IAS 1, "Disclosure of Accounting Policies":

In February 2021, the IASB issued an amendment to IAS 1, "Presentation of Financial Statements" (the "Amendment"), which replaces the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term 'significant' in IFRS whereas the term 'material' is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on or after January 1, 2023.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Significant Accounting Judgements and Estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

NOTE 3:-	INVENTORIES

The following is a breakdown of inventory as of March 31, 2023:

	March 31, 2023
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	5,335	-	5,335
Finished goods
Packaged dried cannabis	10,077	339	10,416
Other products	405	-	405

Balance as of March 31, 2023	15,817	339	16,156

The following is a breakdown of inventory as of December 31, 2022:

	December 31, 2022
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$5,364	$1,265	$6,629
Finished goods:
Packaged dried cannabis	8,665	549	9,214
Other products	742	-	742

Balance as of December 31, 2022	$14,771	$1,814	$16,585

During the three months ended March 31, 2023 and 2022, inventory expensed to cost of goods sold of cannabis products was $8,903 and $9,150, respectively, which included $339 and $367 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in three months period ended March 31, 2023 and 2022, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:-      FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Liability for Warrants *) Investment in Xinteza	Black & Scholes model (Level 3 category) Market comparable (Level 3 category)

Management believes that the carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, trade payables, bank loans and credit facility, other account payables and accrued expenses and accrued purchase consideration payable, approximate their fair value due to the short-term maturities of these instruments.

*)	Finance (income) expense from revaluation of Warrants measured at fair value, for the three months ended March 31, 2023 and 2022, amounted to $(3,636) and $(2,675), respectively.

The Warrants fair value as of  March 31, 2023 was measured using the Black & Scholes model with the following key assumptions:

	Issue date
	February 2023	May 2021

Expected volatility	133%	133%
Share price (Canadian Dollar)	0.976	0.976
Expected life (in years)	2.836	3.096
Risk-free interest rate	0.85%	0.85%
Expected dividend yield	0%	0%
Fair value:

Per Warrant (Canadian Dollar)	$0.621	$0.412
Total Warrants (Canadian Dollar in thousands)	$3,277	$121

NOTE 5:-      EQUITY

a.	Composition of share capital:

	March 31,		December 31,
	2023		2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	12,846,645	Unlimited	7,569,526

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5:-      EQUITY (Cont.)

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On November 14, 2022, the Company’s shareholders general meeting resolved to consolidated all of its issued and outstanding Ordinary shares on a ten (10) to one (1) basis (the “Share Consolidation”). All share and per share amounts in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

b.	Composition of share capital:

	March 31,		December 31,
	2023		2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	12,846,645	Unlimited	7,569,526

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On November 14, 2022, the Company’s shareholders general meeting resolved to consolidated all of its issued and outstanding Ordinary shares on a ten (10) to one (1) basis (the “Share Consolidation”). All share and per share amounts in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

c.
Capital issuances:

LIFE Offering

In January and February of 2023, the Company issued an aggregate of 2,828,248 units of the Company (each a “Unit”) at a price of US$1. 25 ($1.66) per Unit for aggregate gross proceeds of US$3,535 ($4,702) thousand in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 ($1.99) for a period of 36 months from the date of issue.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5:-      EQUITY (Cont.)

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165 ($219). The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 ($1.66) per Unit for aggregate gross proceeds of US$2,896 ($3,852) (the “Concurrent Offering”). The Concurrent Offering was led and participated by insiders of the Company of 1,159,999 Units out of the total Concurrent offering Units. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada.

pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

d.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2023	7,569,526

Issuance of Common Shares	5,277,119

Balance as of March 31, 2023	12,846,645

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Three months ended March 31, 2023
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	519,170	37.61

Options forfeited during the period	(14,343)	(50.87)

Options outstanding at the end of the period	504,827	$37.24

Options exercisable at the end of the period	381,626	$37.76

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	For the three months ended March 31,
	2023	2022 (*)

Salaries and related expenses	$2,458	$2,983
Depreciation and amortization	$809	$3,538

(*)    Continuing and discontinued operations.

NOTE 7:-      NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Three months ended March 31,
	2023		2022
	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company

For the computation of basic net earnings from continuing operations	11,308	309	6,878	$(5,794)

Effect of potential dilutive Common Shares			181	(2,675)

For the computation of diluted net earnings from continuing operations	11,308	309	7,059	$(8,469)

For the computation of basic and diluted net earnings from discontinued operations	-	-	6,878	(3,657)

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	OPERATING SEGMENTS

a.	Reporting operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in two operating segments (after the reclassification of the operating activities of the Trichome Group in Canada as discontinued operations).

  Three months ended March 31, 2023:

	Israel	Germany	Adjustments	Total

Revenue	$12,081	$1,092	$-	$13,173

Segment loss	$(974)	$(557)	$-	$(1,531)

Unallocated corporate expenses			$(1,442)	$(1,442)

Total operating loss				$(2,972)

Depreciation, amortization and impairment	$780	$29	$-	$809

Three months ended March 31, 2022:

	Israel	Germany	Adjustments	Total

Revenue	$12,403	$598	$-	$13,001

Segment loss	$(6,621)	$(1,028)	$-	$(7,649)

Unallocated corporate expenses			$(1,211)	$(1,211)

Total operating loss				$(8,860)

Depreciation, amortization and impairment	$407	$62	$-	$469

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 9:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME

During 2022, following management strategic review of the operations of the Group, the Company decided to discontinue its operation in Canada and sell its subsidiaries in the segment, Trichome Group.

On November 7, 2022, Trichome Group filed and obtained an initial order under CCAA (see Note 1), which is a Canadian federal law that permits a Canadian business to restructure its affairs while carrying on its business in the ordinary course with minimal disruption to its customers, suppliers and employees.

Per the CCAA proceeding, the Court has appointed a monitor, which oversees management activities. The administration of the CCAA process, principally relating to the powers provided to the court and the court appointed monitor, as well as the secured debtholder interests, removed certain elements of control of the business from the Company. As a result, the Company has determined that it no longer has a controlling financial interest over Trichome Group as defined in IFRS 10, "Consolidations", and therefore has deconsolidated Trichome Group as of the date of the CCAA filing.

Following the deconsolidation, the carrying value of assets and liabilities of Trichome group were removed from the Company’s consolidated statements of financial position and the results of operations for the Trichome Group are classified as discontinued operations.

In the context of the CCAA filing, there are no remaining liabilities to the Company or any of its consolidated subsidiaries related to the Canadian entities.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 9:-	DISCONTINUED OPERATIONS AND DECONSOLIDATION OF TRICHOME (Cont.)

The results of discontinued operations of Trichome for the period ended March 31, 2022 are summarized as follows:

March 31, 2022

Revenues	$10,568
Cost of revenues	7,299

Gross profit before fair value adjustments	3,269

Fair value adjustments:
Unrealized change in fair value of biological assets	1,394
Realized fair value adjustments on inventory sold in the period	(496)

Total fair value adjustments	898

Gross profit	4,167

General and administrative expenses	5,096
Selling and marketing expenses	1,259
Share-based compensation	500

Total operating expenses	6,855

Operating loss	(2,688)

Finance expenses, net	(997)

Loss before income taxes	(3,685)
Income tax expense (benefit)	(26)

Net loss from discontinued operations, net of tax	$(3,659)

Below are data of the net cash flows provided by (used in) the discontinued operations:

Period ended March 31, 2022

Operating activities	$(1,312)

Investing activities	$(483)

Financing activities	$736

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 10:-	SUBSEQUENT EVENTS

Canadian Restructuring

Pursuant to an order of the Court made on April 6,2023 in the CCAA Proceedings (the “Reverse Vesting Order”), the Court approved a share purchase agreement (the “Share Purchase Agreement”) dated March 28, 2023 among Trichome Financial Corp. (“Trichome” or the “Vendor”), 1000370759 Ontario Inc. (the “Purchaser”), Trichome JWC Acquisition Corp. (“TJAC”), Trichome Retail Corp. (“TRC”), MYM Nutraceuticals Inc. (“MYM”), MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (“Highland”, and collectively with TJAC, TRC, MYM and MYMB, the “Purchased Entities”). the Purchased Entities and its business and operations were sold to a party that is not related to the Company,  for a purchase price of $3,375 along with certain deferred consideration.. Thus, the Company has exited operations in Canada which operations have been classified as discontinued in these financial statements.

The CCAA Proceedings are solely in respect of the Trichome Group. As such, the Company’s other assets or subsidiaries, including those in Israel and Germany, are not parties to the CCAA Proceedings. Thus, the Company has neither received nor is entitled to any portion of the proceeds from the Share Purchase Agreement.

Debt Settlement with L5 Capital

On May 8th, 2023 the Company announced that it has securities for debt settlement transaction with L5 Capital, a company wholly-owned and controlled by the executive chairman and a director of the Company (the “Debt Settlement”). Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $839 (approximately US$615 thousand) through issuing 492,492 Units at a price of US$1.25 per Unit. Each Unit consists of one Common Share of the Company and one Common Share purchase Warrant. Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance.

COVID-19 Test Kits Claim, District Court of Stuttgart

On April 3, 2023, Stuttgart Court announced its decision (the "Judgment") and sentenced Stroakmont & Atton to pay to Adjupharm EUR 947,563.68 (approximately $1,395) plus interest in the amount of 5 percentage points above the German basis rate since May 8, 2021. In addition, Stroakmont & Atton was sentences to pay Adjupharm EUR 6,551.20 plus interest at 5 percentage points above the German basis rate since December 14, 2021.

The directors of Stroakmont, Mr. Simic and Mr. Lapeschi, were not sentenced and in this respect, the claim was dismissed against them in their personal capacity. Adjupharm shall pay 2/3 of the Stuttgart Court costs and the out-of-court costs of Mr. Simic and Mr. Lapeschi. Stroakmont shall bear 1/3 of the Stuttgart Court costs and 1/3 of the out-of-court costs of Adjupharm. The remaining out-of-court costs shall be borne by each party.

The Judgment is not yet final and therefore cannot be enforced. On May 5, 2023, Adjupharm and Stroakmont & Atton, each has lodged an appeal with the Stuttgart Court (the "Appeals") regarding the Judgment.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 10:-	SUBSEQUENT EVENTS (Cont.)

At this stage, the Company management cannot assess its ability to collect the payment awarded in the Judgment and the chances of the claim advancing or the potential outcome of the Appeal (See also Note 16 to Annual Consolidated Financial Statement for 2022). Accordingly, no receivables has been recorded in the financial statements respect of this claim.